EXTENSION OF SECURED CONVERTIBLE SUBORDINATED DEBENTURES

         THIS EXTENSION OF SECURED CONVERTIBLE SUBORDINATED DEBENTURES (this "Agreement") is made and entered into effective as of October 1, 1999 by and among Health Fitness Corporation, a Minnesota corporation ("HFC") and Charles E. Bidwell, Charles Rasmussen and Susan DeNuccio (each a "Holder").

                                    RECITALS

         WHEREAS, Health Fitness Corporation ("HFC") has borrowed money from the Holders, represented by Secured Convertible Subordinated Debentures in the aggregate principal amount of $115,000 dated either February 26, 1999 or March 10, 1999 (the "Debentures") due October 1, 1999; and

         WHEREAS, the Debentures are subordinated to the indebtedness, liabilities and obligations of HFC (the "Senior Debt") under the Loan and Security Agreement, dated February 17, 1998 (as heretofore amended and as it may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced from time to time, the "Loan Agreement"), by and among Ableco Finance LLC, The Long Horizons Overseas Fund, Ltd., Styx Partners, L.P. and Styx International, Ltd. (collectively, "Lender"), HFC and certain subsidiaries of HFC, and HFC is prohibited from repaying the Debentures while the Senior Debt remains outstanding; and

         WHEREAS, the due date for the Senior Debt was extended from July 17, 1999 to October 16, 1999, and may be further extended.

                                    AGREEMENT

         NOW, THEREFORE, for good and valuable consideration the receipt and adequacy of which is expressly acknowledged, the parties hereby agree as follows:

         1) The Debentures are hereby amended to extend the maturity date thereof from October 1, 1999 to the earlier of (i) the date that is 15 days after the date on which the entire amount of the Senior Debt has been paid in full or (ii) the occurrence of (x) the sale of all or substantially all of the assets of HFC in one or a series of transactions or (y) an event or series of events (whether a stock purchase, amalgamation, merger, consolidation or other business combination or otherwise) by which any person or group of persons (other than the beneficial holders of the outstanding common stock of HFC on the date hereof) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of the outstanding securities of HFC ordinarily having the right to vote in the election of directors, provided, that, Lender shall have consented in writing to the occurrence of any such event described in the foregoing clauses (x) and (y) and both before and after giving effect to any such event, no event of default under the Loan Agreement shall have occurred or be continuing which has not been waived by Lender.


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         2) Except as amended hereby, all other provisions of the Debentures shall remain in full force and effect.

         3) Each Holder, individually and not jointly, represents and warrants that such Holder has not sold or transferred the Debentures.

         4) This Agreement may be executed in any number of counterparts, each of which shall be an original with the same force and effect as if the signatures thereto and hereto were upon the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Extension of Secured Convertible Subordinated Debentures to be effective as of the date first above written


HEALTH FITNESS CORPORATION                  "Holders"


By: /s/ Thomas Knox                         /s/ Charles E. Bidwell
Its: /s/ Vice President                    Charles E. Bidwell


                                            /s/ Charles Rasmussen
                                            Charles Rasmussen


                                            /s/ Susan DeNuccio
                                            Susan DeNuccio